UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      To
Commission File Number 0-850
KEYCORP 401(k) SAVINGS PLAN

(Full title of the plan)
KEYCORP
127 PUBLIC SQUARE
CLEVELAND, OHIO 44114

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

KEYCORP
401(k) SAVINGS PLAN
FORM 11-K
REQUIRED INFORMATION
Item 4. Financial Statements and Supplemental Schedules for the Plan.
The KeyCorp 401(k) Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules for the fiscal year ended December 31, 2007, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedules have been examined by Meaden & Moore Independent Registered Public Accounting Firm, and their report is included therein.
EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Meaden & Moore, LTD.

99.1
Financial statements and supplemental schedules of the KeyCorp 401(k) Savings Plan for the fiscal year ended December 31, 2007, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
KeyCorp 401(k) Savings Plan

Date: June 30, 2008
By:	/s/ Cathleen M. Fyffe
Cathleen M. Fyffee Vice President and Plan Sponsor